PROSPECTUS dated August 19, 2002, as Supplemented on July 24, 2006	Filed pursuant to Rule 424(b)(3) and (c) File Number 333-97821

1,067,434 Shares

POLYCOM, INC.

COMMON STOCK

This prospectus Supplement supplements the Prospectus dated August 19, 2002 (the “Prospectus”) of Polycom, Inc. (the “Company”) relating to the public offering, which is not being underwritten, of 1,067,434 shares of our common stock. We have issued or will issue these shares upon exchange of certain Exchangeable Shares of Polycom Nova Scotia Limited, our wholly-owned subsidiary, by some of our current stockholders in connection with our acquisition of the outstanding capital stock of Circa Communications Ltd. in April 2001.

SELLING STOCKHOLDERS

The following table sets forth as of July 21, 2006, the number of shares of our common stock owned by each of the selling stockholders upon exchange of certain Exchangeable Shares of our wholly-owned subsidiary, Polycom Nova Scotia Limited. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of Polycom. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, understandings or arrangements with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholder named below.

Shares Beneficially Owned

Name of selling stockholder	Number	Percentage	Number of Shares Which May Be Sold Pursuant to This Prospectus (1)(2)
Phil Holland (3)	2	*	1
Holland Family Trust (4)	421,553	*	358,321
James A. Burton (5)	401,555	*	338,322
Dialogic Corporation	210,777	*	210,777
Greg Aasen	19,672	*	19,672
Glenn Bindley	8,255	*	8,255
Kevin Huscroft	5,620	*	5,620
Total	1,067,434	*	940,968

*	Less than 1% of our outstanding common stock.

(1)	This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(2)	An aggregate of 126,466 of the shares offered by this prospectus are subject to escrow pending the fulfillment of certain conditions. These shares may be released to certain of the selling stockholders only upon the fulfillment of these conditions, which may or may not occur. These shares may not be sold unless and until they are no longer subject to escrow. We will amend or supplement this prospectus as required to reflect the ability of the selling stockholders to sell additional shares released from escrow.

(3)	Mr. Holland was an employee of Polycom for approximately three months in 2001.

(4)	Phil Holland is a trustee of the Holland Family Trust.

(5)	Mr. Burton is a consultant to Polycom.